Exhibit 99.1

Bitauto Holdings Limited to Hold 2015 Annual General Meeting on November 20, 2015

BEIJING, November 4, 2015 - Bitauto Holdings Limited (“Bitauto” or the “Company) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced that it will hold its 2015 annual general meeting of shareholders at 30/F, China World Office 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, the People’s Republic of China at 4:00 p.m. (Beijing time) on November 20, 2015.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 6, 2015 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

Bitauto has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission (the “SEC”). Bitauto’s Annual Report can be accessed on the investor relations section of its website at http://ir.bitauto.com or on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report, free of charge, by emailing to ir@bitauto.com or by writing to:

Bitauto Holdings Limited

10th Floor, New Century Hotel Office Tower

No. 6 South Capital Stadium Road

Beijing 100044, People’s Republic of China

Attention: IR Department

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising business, EP platform business, and digital marketing solutions business.

Bitauto’s advertising business offers a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto’s EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer customers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, the platform began providing automobile customers with additional transaction services, including automobile transaction, customer relationship management and automotive financing services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

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